EXHIBIT 2

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               December 22, 2009

TEL AVIV STOCK EXCHANGE              SECURITIES AUTHORITY

www.tase.co.il                       www.isa.gov.il

           IMMEDIATE REPORT REGARDING A PUBLIC COMPANY WHICH BECAME A
               PRIVATE COMPANY AND/OR A COMPANY THAT CEASED TO BE
                               A REPORTING ENTITY

1.   The Company respectfully reports that as of December 22, 2009:

     It ceased to be a public company and became a private company, as defined in the Companies Law- 1999 and also ceased to be a reporting company, as defined by the Securities Law-1968, and the last financial reports that the Company must file according to the provisions of the law, are for the period ending on September 30, 2009.

2. The circumstances under which the Company ceased to be a public company and/or ceased to be a reporting company, as stated in Paragraph 1 above, are as follows:

     The purchase of all of the Bank's shares by a special-purpose company, which is (indirectly) fully- owned and controlled by B.G.I. Investments
     (1961) Ltd., except the shares redeemed by the Bank, within the framework of the Arrangement Plan between the Bank and its shareholders pursuant to
     Section 350 of the Companies Law-1999 dated July 6, 2008, as amended on December 8, 2009.